March 7, 2025

James W. Barge
Chief Financial Officer
Lions Gate Entertainment Corp.
250 Howe Street, 20th Floor
Vancouver, British Columbia V6C 3R8

Adrian Kuzycz
Chief Executive Officer
Lionsgate Studios Holding Corp.
250 Howe Street, 20th Floor
Vancouver, British Columbia V6C 3R8

       Re: Lions Gate Entertainment Corp.
           Amendment No. 4 to Registration Statement on Form S-4
           Filed February 24, 2025
           File No. 333-282630
Dear James W. Barge and Adrian Kuzycz:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-4 Filed February 24, 2025 Cover Page

1. Please revise footnote ** on the cover page to clarify that Starz Entertainment Corp.
       will be the issuer of the Starz common shares that are being registered. March 7, 2025
Page 2

       Please contact Robert Shapiro at 202-551-3273 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Taylor Beech at 202-551-4515 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   Mark A. Stagliano